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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                     FORM 15

             Certification and Notice of Termination of Registration
                 Under Section 12(g) of the Securities Exchange
                Act of 1934 or Suspension of Duty to File Reports
                       Under Sections 13 and 15(d) of the
                       Securities and Exchange Act of 1934

                        Commission File Number 333-07657

                     Credit Suisse First Boston (USA), Inc.
                     --------------------------------------
             (Exact name of registrant as specified in its charter)


            Eleven Madison Avenue, New York, NY 10010 (212) 325-2000
            --------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

      8.42% Mandatorily Redeemable Trust Securities of DLJ Capital Trust I,
              guaranteed by Credit Suisse First Boston (USA), Inc.
      ---------------------------------------------------------------------
            (Title of each class of securities covered by this Form)


Series A Fixed/Adjustable Rate Cumulative Preferred Stock, $50 liquidation preference per share

Series B Fixed/Adjustable Rate Cumulative Preferred Stock, $50 liquidation preference per share
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       (Title of all other classes of securities for which a duty to file reports under
                         Section 13(a) or 15(d) remains)
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Please place an X in the box(es) to designate the appropriate rule provision(s)
relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)     [X]              Rule 12h-3(b)(1)(i)       [X]
Rule 12g-4(a)(1)(ii)    [ ]              Rule 12h-3(b)(1)(ii)      [ ]
Rule 12g-4(a)(2)(i)     [ ]              Rule 12h-3(b)(2)(i)       [ ]
Rule 12g-4(a)(2)(ii)    [ ]              Rule 12h-3(b)(2)(ii)      [ ]
                                         Rule 15d-6                [ ]

Approximate number of holders of record as of the certification or notice date:
0


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      Pursuant to the requirements of the Securities Exchange Act of 1934,
Credit Suisse First Boston (USA), Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: September 1, 2001                  By:  /s/  Lewis H. Wirshba
                                               --------------------------------
                                               Name:   Lewis H. Wirshba
                                               Title:  Treasurer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.